June 19, 2014

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549
Attn: Mr. Jay Ingram, Legal Branch Chief

Re:	Ekso Bionics Holdings, Inc.
Registration Statement on Form S-1 (File No. 333-195783)
Request for Acceleration

Ladies and Gentlemen:

Ekso Bionics Holdings, Inc., hereby requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement under Rule 461 of the Securities Act of 1933, as amended, and declare the Registration Statement effective at 12:00 noon, Eastern Daylight Time, on Friday, June 20, 2014, or as soon thereafter as is practicable.

In making this request, the Company acknowledges that:

•	Should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Ekso Bionics Holdings, Inc.

By:	/s/ Max Scheder-Bieschin
Name: Max Scheder-Bieschin
Title: Chief Financial Officer

cc:	Kamyar Daneshvar, Staff Attorney
Securities and Exchange Commission

{00155562.1 / 1034-001}